Fiscal and Economic Update

SECOND QUARTER 2022–2023

Department of Finance and
Treasury Board

New Nouveau
Brunswick

Fiscal and Economic Update
Second Quarter 2022–2023

Published by:
Department of Finance and Treasury Board
Government of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

November 2022

Cover:
Executive Council Office, Corporate Communications (# 13371)

Translation:
Translation Bureau, Service New Brunswick

ISBN 978-1-4605-3023-8

Think Recycling!

Minister's Message



I am pleased to share with New Brunswickers this latest quarterly update of our province's fiscal and economic situation. Today's results reflect continued strength in the provincial economy resulting from strong population and income growth. Healthy growth is something New Brunswick has not seen in some time. These trends have allowed us to make progress in assuring the long-term financial health of New Brunswick.

We are committed to maintaining strong, prudent fiscal management by considering the long-term financial health of the province in every decision made, not only for today, but for future generations.

We have been recognized by the C.D. Howe Institute as one of the most fiscally transparent governments in the country. Moreover, credit rating agencies have all reaffirmed our credit rating as we have clearly moved away from the threat of a credit downgrade.

Our Service of the Public Debt is lower than it otherwise would have been which will help mitigate the impact of rising interest rates. We have increased spending in health care, and we have supported our most vulnerable population. We committed to building new provincially owned public housing for the first time in a generation. We have also introduced the Emergency Fuel and Food Benefit to provide financial relief due to the rising cost of living.

Our economy has recovered much faster than expected and population growth has set new records. These factors have contributed significantly to the improved results for our tax revenues. These circumstances are similarly reflected across the country with governments showing significant revenue improvements.

Despite the progress we have made, the challenges are many. We are still dealing with the effects of COVID-19, inflation is running at a rate not seen in 40 years, labour supply shortages persist, interest rates are on the rise, and talk of a recession is becoming increasingly common. These are just a few of the factors that we must consider.

Given our recent fiscal performance, we are in a better position to tackle these challenges head on. We can move forward with tax cuts and allow residents to keep more of their hard-earned dollars, while also strategically increasing spending in priority areas.

We find ourselves in challenging times and this has been difficult for New Brunswickers. However, we have seen positive momentum and we are now dealing with the challenges that come with growth. This latest quarterly update helps inform the discussion on addressing the challenges before us.



Hon. Ernie L. Steeves
Minister of Finance and Treasury Board

2022–2023 Fiscal Update

Projections for the 2022–2023 fiscal year show a surplus of $774.4 million compared to the budgeted surplus of $35.2 million.

Total revenue is projected to be $918.1 million higher than budget. The improvement reflects stronger-than-anticipated economic, population and income growth positively impacting corporate income tax, personal income tax, and harmonized sales tax. Contributing to the increased projection for unconditional grants was a one-time federal top-up under the Canada Health Transfer to clear surgery backlogs.

Total expenses are projected to be higher than budget by $179.0 million. This is due to higher expenses in Health, Post-Secondary Education, Training and Labour, Justice and Public Safety, Social Development and Transportation and Infrastructure.

The net debt is projected at $11.7 billion, a reduction of $661.7 million year-over-year.

TABLE 1
SECOND QUARTER FISCAL SUMMARY
($ Millions)

	2022–2023 Full Year to March 31, 2023			2022–2023 Year-to-date to Sept. 30, 2022		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Revenue	11,346.1	12,264.2	918.1	5,548.3	6,198.6	650.3
Expense	11,310.8	11,489.8	179.0	5,394.6	5,379.7	(14.9)
Surplus (Deficit)	**35.2**	**774.4**	**739.2**	**153.7**	**818.9**	**665.2**
Net Debt - End of Year	**(12,996.7)**	**(11,700.9)**	**1,295.8**	**(12,777.8)**	**(11,503.1)**	**1,274.7**

NOTICE TO READER:
The financial statements and forecasts have been compiled from information provided by management. Since a financial forecast is based on assumptions regarding future events, actual results will vary from the information presented. This financial information has not been subject to review or audit.
Numbers may not add due to rounding.

Revenue Outlook

Revenue is projected to be $918.1 million higher than budget. The major variances include:

- Corporate Income Tax revenue is up $388.3 million due to the strengthened economy, with strong 2021 assessments and a significant increase to the national corporate taxable income forecast – on which payments are based – in the second official estimate.

- Personal Income Tax revenue is up $317.0 million due to the stronger economy reflecting a strengthening of 2021 assessments, the forecast base, and population and income growth for 2022.

- Harmonized Sales Tax revenue is up $88.0 million based on the latest federal estimate which shows a stronger forecast of the national revenue pool, on which New Brunswick's payments are based.

- Unconditional Grants are up $54.2 million due to a one-time federal transfer top-up to clear surgery backlogs and official federal estimates of Canada Health Transfer and Canada Social Transfer reflecting a higher population share.

- Royalties are up $30.1 million due to additional revenue as a result of increases in timber royalty rates.

- Agency revenues are up $19.4 million due to an increase in Casino New Brunswick revenues and lottery projections reflecting strong year-to-date results.

- Sale of Goods and Services revenue is up $10.1 million due to higher revenue from Forest Protection Limited and higher fees related to the New Brunswick Community College.

- Conditional Grants are up $9.8 million due to funding through labour market and workforce development agreements and the Safe Long-term Care Fund, partially offset by the timing of revenue under the Canada-New Brunswick Early Learning and Child Care Agreement and the Healthy Seniors Pilot Project.

- Capital revenue is up $8.6 million mainly due to schedule changes for major federal projects.

- Real Property Transfer Tax revenue is up $6.0 million due to an increase in the average value of transactions.

- Insurance Premium Tax is up $5.0 million due to higher than anticipated premiums written by the insurance industry.

- Special Operating Agency revenue is down $9.4 million mainly due to lower funding being claimed under the Integrated Bilateral Agreement due to project delays, partially offset by a one-time federal transfer for public transit and housing and higher claims under the Low Carbon Economy Leadership Fund.

- Tobacco Tax revenue is down $9.0 million due to lower than projected volumes being sold.

Expense Outlook

Total expenses are projected to be over budget by $179.0 million. The major variances include the following:

- Health is projected to be over budget by $81.1 million mainly due to higher than anticipated costs in the Health Services program related to the continued overall response to COVID-19 including assessment centers and testing, as well as higher operating costs associated with fuel, supplies and the price of materials within the Regional Health Authorities.

- Post-Secondary Education, Training and Labour is projected to be over budget by $57.5 million mainly due to carryover of federal funding in the WorkingNB program as well as increased costs in Post-Secondary Affairs related to higher interest rates.

- Capital Account expense is over budget by $22.8 million mainly due to additional capital expenditures in Public Works and Infrastructure, as well as costs related to the Safe Long-term Care Fund agreement signed with the federal government.

- Transportation and Infrastructure is over budget by $15.9 million mainly due to higher operating costs within maintenance programs and ferry operations related to fuel, energy, and price of materials.

- Justice and Public Safety is over budget by $12.7 million mainly due to higher costs for the policing contract and for higher operating costs within Inspection and Enforcement Services and Adult Institutional Services.

- Social Development is over budget by $9.8 million mainly due to the Emergency Fuel and Food Benefit.

- Other Agencies are over budget by $8.3 million mainly due to increased activity associated with several consolidated entities.

- Special Purpose Account expense is over budget by $4.8 million mainly due to increased costs related to a capital upgrade for non-profit seniors housing and additional project costs under the NB 911 Service Fund.

- Education and Early Childhood Development is over budget by $4.1 million mainly due to increased costs within school districts related to additional teachers required to satisfy a large increase in students and a significant increase in the cost of fuel to service buses. These costs are partially offset by under-expenditures related to the Canada-New Brunswick Early Learning and Child Care Agreement signed with the federal government.

- Regional Development Corporation is under budget by $14.1 million mainly due to project delays.

- Service of the Public Debt is under budget by $25.0 million mainly due to higher net earnings on short-term investments and projected savings in the overall borrowing program.

Second Quarter Actual Results

Second quarter actuals show a surplus of $818.9 million compared to a quarterly budgeted surplus of $153.7 million.

- The difference between the second quarter actual surplus and the projected surplus reflects factors including seasonal patterns for revenues and expenses, as well as the timing of when revenue and expenses are recognized.

- On a year-to-date actual basis, revenue is $650.3 million higher than the second quarter budget, largely due to higher provincial tax revenue and the timing of federal grant funding.

- Total actual expenses for the quarter are $14.9 million lower than the second quarter budget, mainly due to lower year-to-date expenses for Service of the Public Debt and Social Development, as well as lower amortization and Special Purpose Account expenses. This is partially offset by higher year-to-date expenses for Education and Early Childhood Development and Other Agencies.

TABLE 2
PROVINCE OF NEW BRUNSWICK FISCAL UPDATE
($ Millions)

	2022-2023 Full Year to March 31, 2023			2022-2023 Year-to-date to Sept. 30, 2022		
	Budget	Projection	Variance	Budget	Actual	Variance
Revenue						
Ordinary Account	10,764.2	11,680.0	915.9	5,311.1	5,948.7	637.6
Capital Account	44.4	53.0	8.6	12.3	19.3	7.0
Special Purpose Account	127.7	128.9	1.3	49.3	53.0	3.7
Special Operating Agencies	202.1	192.7	(9.4)	71.7	73.4	1.7
Sinking Fund Earnings	207.7	209.5	1.8	103.9	104.2	0.3
Total Revenue	**11,346.1**	**12,264.2**	**918.1**	**5,548.3**	**6,198.6**	**650.3**
Expense						
Ordinary Account	10,236.3	10,384.7	148.4	4,955.4	4,960.0	4.6
Capital Account	134.2	157.0	22.8	64.3	75.8	11.5
Special Purpose Account	144.6	149.4	4.8	45.8	32.9	(12.9)
Special Operating Agencies	221.2	221.8	0.6	45.0	40.0	(5.0)
Amortization of Tangible Capital Assets	574.6	576.9	2.3	284.1	271.0	(13.1)
Total Expense	**11,310.8**	**11,489.8**	**179.0**	**5,394.6**	**5,379.7**	**(14.9)**
Surplus (Deficit)	**35.2**	**774.4**	**739.2**	**153.7**	**818.9**	**665.2**

TABLE 3
CHANGE IN NET DEBT
($ Millions)

	2022-2023 Full Year to March 31, 2023			2022-2023 Year-to-date to Sept. 30, 2022		
	Budget	Projection	Variance	Budget	Actual	Variance
Net Debt - Beginning of Year	**(12,981.2)**	**(12,362.6)**	**618.6**	**(12,981.2)**	**(12,362.6)**	**618.6**
Changes in Year						
Surplus (Deficit)	35.2	774.4	739.2	153.7	818.9	665.2
Investments in Tangible Capital Assets	(625.3)	(689.5)	(64.3)	(234.4)	(230.4)	4.0
Amortization of Tangible Capital Assets	574.6	576.9	2.3	284.1	271.0	(13.1)
(Increase) Decrease in Net Debt	**(15.5)**	**661.7**	**677.2**	**203.4**	**859.5**	**656.1**
Net Debt - End of Year	**(12,996.7)**	**(11,700.9)**	**1,295.8**	**(12,777.8)**	**(11,503.1)**	**1,274.7**

Net Debt - Beginning of Year has been updated to reflect the ending net debt that was published in the 2021-2022 Consolidated Financial Statements (Public Accounts Volume I).

TABLE 4
ORDINARY ACCOUNT REVENUE BY SOURCE
($ Millions)

	2022–2023 Full Year to March 31, 2023			2022–2023 Year-to-date to Sept. 30, 2022		
	Budget	Projection	Variance	Budget	Actual	Variance
Taxes						
Personal Income Tax	1,954.0	2,271.0	317.0	982.0	1,218.1	236.1
Corporate Income Tax	486.7	875.0	388.3	244.8	531.6	286.8
Metallic Minerals Tax	1.0	0.0	(1.0)	0.5	0.0	(0.5)
Provincial Real Property Tax	571.0	567.0	(4.0)	285.0	280.1	(4.9)
Harmonized Sales Tax: net of credit	1,774.5	1,862.5	88.0	890.6	946.6	56.0
Gasoline and Motive Fuels Tax	202.5	201.5	(1.0)	104.6	101.0	(3.6)
Carbon Emitting Products Tax	170.0	170.0	0.0	84.7	89.0	4.3
Tobacco Tax	110.0	101.0	(9.0)	60.7	52.2	(8.5)
Pari-Mutuel Tax	0.5	0.5	0.0	0.3	0.3	0.0
Insurance Premium Tax	70.0	75.0	5.0	29.7	32.0	2.3
Real Property Transfer Tax	45.0	51.0	6.0	24.7	32.8	8.1
Financial Corporation Capital Tax	24.0	24.0	0.0	12.0	9.4	(2.6)
Cannabis Duty	12.0	12.0	0.0	6.0	6.4	0.4
Penalties and Interest	17.5	16.0	(1.5)	9.9	7.7	(2.2)
	5,438.7	6,226.5	787.8	2,735.5	3,307.2	571.7
Return on Investment	265.1	266.3	1.2	80.2	60.3	(19.9)
Licences and Permits	165.1	164.7	(0.4)	93.6	95.8	2.2
Sale of Goods and Services	489.1	499.1	10.1	239.7	286.0	46.3
Royalties	70.3	100.4	30.1	21.5	21.4	(0.1)
Agency Revenues	184.4	203.8	19.4	92.2	104.7	12.5
Fines and Penalties	6.8	6.8	0.0	3.4	2.4	(1.0)
Miscellaneous	74.1	77.9	3.8	37.7	25.5	(12.2)
Total - Own Source Revenue	**6,693.6**	**7,545.5**	**851.9**	**3,303.8**	**3,903.3**	**599.5**
Unconditional Grants – Canada						
Fiscal Equalization Payments	2,360.0	2,360.0	0.0	1,180.0	1,180.0	0.0
Canada Health Transfer	934.2	985.0	50.8	467.1	493.4	26.3
Canada Social Transfer	329.4	332.7	3.4	164.7	166.7	2.0
Other	1.9	1.9	0.0	0.9	0.9	0.0
	3,625.4	3,679.6	54.2	1,812.7	1,841.0	28.3
Conditional Grants – Canada	460.0	469.7	9.8	202.0	212.3	10.3
Total - Grants from Canada	**4,085.4**	**4,149.3**	**63.9**	**2,014.7**	**2,053.3**	**38.6**
Subtotal	**10,779.0**	**11,694.8**	**915.8**	**5,318.5**	**5,956.6**	**638.1**
Inter-account Transactions	(14.9)	(14.8)	0.1	(7.4)	(7.9)	(0.5)
Ordinary Account Revenue	**10,764.2**	**11,680.0**	**915.9**	**5,311.1**	**5,948.7**	**637.6**

TABLE 5
ORDINARY ACCOUNT EXPENSE
($ Millions)

	2022–2023 Full Year to March 31, 2023			2022–2023 Year-to-date to Sept. 30, 2022		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
DEPARTMENT						
Agriculture, Aquaculture and Fisheries	45.5	45.5	0.0	14.1	13.7	(0.4)
Education and Early Childhood Development	1,572.6	1,576.7	4.1	702.2	731.9	29.7
Environment and Local Government	167.7	169.7	2.0	84.5	83.2	(1.3)
Executive Council Office	15.4	15.8	0.4	7.7	8.2	0.5
Finance and Treasury Board	29.8	29.8	0.0	14.6	14.6	0.0
General Government	1,054.9	1,050.0	(4.9)	513.2	505.3	(7.9)
Health	3,239.4	3,320.5	81.1	1,561.1	1,559.9	(1.2)
Justice and Public Safety	314.3	327.0	12.7	154.0	148.9	(5.1)
Legislative Assembly	36.4	36.4	(0.1)	15.4	13.8	(1.6)
Natural Resources and Energy Development	101.7	103.2	1.5	55.5	54.8	(0.7)
Office of the Premier	1.5	1.4	(0.1)	0.8	0.7	(0.1)
Opportunities New Brunswick	55.1	54.9	(0.2)	20.5	15.5	(5.0)
Other Agencies	403.7	412.0	8.3	203.4	231.4	28.0
Post-Secondary Education, Training and Labour	656.4	713.9	57.5	352.0	357.7	5.7
Regional Development Corporation	50.6	36.6	(14.1)	12.7	7.4	(5.3)
Service of the Public Debt	634.0	609.0	(25.0)	317.0	290.4	(26.6)
Social Development	1,467.6	1,477.4	9.8	745.0	732.0	(13.0)
Tourism, Heritage and Culture	68.7	68.7	0.0	43.8	40.4	(3.4)
Transportation and Infrastructure	349.9	365.8	15.9	152.3	159.9	7.6
Subtotal	**10,265.2**	**10,414.3**	**149.1**	**4,969.8**	**4,969.7**	**(0.1)**
Investment in Tangible Capital Assets	(12.7)	(13.4)	(0.7)	(6.3)	0.0	6.3
Inter-account Transactions	(16.3)	(16.2)	0.1	(8.1)	(9.7)	(1.6)
Ordinary Account Expense	**10,236.3**	**10,384.7**	**148.4**	**4,955.4**	**4,960.0**	**4.6**

TABLE 6
CAPITAL EXPENDITURES
($ Millions)

	2022–2023 Full Year to March 31, 2023			2022–2023 Year-to-date to Sept. 30, 2022		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
DEPARTMENT						
Agriculture, Aquaculture and Fisheries...	0.5	0.3	(0.2)	0.5	0.2	(0.3)
Education and Early Childhood Development...	1.7	1.7	0.0	1.4	0.9	(0.5)
Environment and Local Government...	1.0	1.0	0.0	0.6	0.1	(0.5)
Health...	27.1	27.1	0.0	0.0	0.2	0.2
Natural Resources and Energy Development...	7.9	2.0	(5.9)	2.9	0.8	(2.1)
Post-Secondary Education, Training and Labour...	2.0	2.0	0.0	1.8	1.5	(0.3)
Regional Development Corporation...	35.0	35.0	0.0	33.0	33.0	0.0
Social Development...	12.0	24.7	12.7	2.2	2.0	(0.2)
Tourism, Heritage and Culture...	9.0	11.7	2.6	4.5	2.9	(1.6)
Transportation and Infrastructure...	650.6	727.7	77.1	245.5	264.6	19.1
Subtotal...	**746.8**	**833.1**	**86.3**	**292.4**	**306.2**	**13.8**
Investment in Tangible Capital Assets...	(612.6)	(676.1)	(63.5)	(228.1)	(230.4)	(2.3)
Capital Account Expense...	**134.2**	**157.0**	**22.8**	**64.3**	**75.8**	**11.5**

2022 Economic Update


N.B. Real GDP, 2022 (%)
Q2 Update
Budget 2022-2023
Average 1.7
2.3
2.2
1.9
1.8
1.8
1.8
1.4
1.2
CBoC
NB PTB
CBC
National Bank
BMO
Royal Bank
TD Bank
Scotia Bank
Source: NB Finance and Treasury Board


N.B. Population, Components of Growth
Net Interprovincial Migration
Net International Migration
Natural Increase
10,612
12,969
-1,918
2017 / 2018
2018 / 2019
2019 / 2020
2020 / 2021
2021 / 2022
Source: Statistics Canada


N.B. Employment
N.B. Unemployment Rate
(Seasonally adjusted)
Source: Statistics Canada


Average Weekly Earnings
N.B.
N.S.
Que.
N.L.
B.C.
Sask.
Canada
Man.
P.E.I.
Alta.
Ont.
5.8%
4.4%
4.3%
4.3%
3.7%
3.0%
3.0%
2.7%
2.4%
2.2%
2.1%
Source: Statistics Canada

New Brunswick Economic Outlook	Budget	Revised
Real GDP	2.2	2.2
Nominal GDP	6.2	8.7
Primary Household Income	4.4	6.5
Population	0.9	2.7
Labour Force	0.8	0.2
Employment	1.4	1.9
Unemployment Rate (%)	8.5	7.5
Consumer Price Index	3.9	7.2

Sources: Statistics Canada, NB Finance and Treasury Board
% change unless otherwise indicated

Based on data available as of October 28, 2022

- According to the International Monetary Fund (IMF), global economic activity is expected to slow to 3.2% in 2022 due to elevated inflation, tightening financial conditions in most regions, Russia's invasion of Ukraine, and the lingering effects of the COVID-19 pandemic.
- The U.S. Bureau of Economic Analysis indicated real Gross Domestic Product (GDP) growth in the U.S. rose by 2.6% in the third quarter of 2022. The IMF is forecasting U.S. real GDP growth of 1.6% for the year.
- Statistics Canada reported that real GDP for Canada accelerated, up by 4.6% in the second quarter of 2022 compared to the same quarter a year ago. However, the Bank of Canada outlook of 3.3% growth represents a slowdown as the year comes to a close.
- The Department of Finance and Treasury Board estimates that economic activity in New Brunswick will rise by 2.2% in 2022, above the average among private sector forecasters of 1.7%.
- As of July 1, 2022, New Brunswick's population reached a record high of 812,061, an increase of 2.7% (+21,663) from a year ago and the highest population growth on record. This growth was due to net international migration more than tripling in a year and increased net interprovincial migration for the sixth consecutive year.
- With an all-time high level in September 2022, New Brunswick's employment grew by 2.2% on a year-to-date basis, supported by robust gains in full-time employment (+14,100).
- The unemployment rate dropped by 2.1 percentage points to 7.4%, the lowest level recorded for the first nine months of the year in the comparable data.

- Job vacancies hit 15,385 in the first half of 2022, an increase of 27.8% compared to the same period a year ago.
- Growth in New Brunswick's average weekly earnings continued to outpace the rest of the provinces, up by 5.8% on a year-to-date basis.
- New Brunswick's investment in building construction rose by 8.9% to $2.1 billion from January to August 2022, attributed to gains in residential investment (+12.3%).
- Driven by an increase in multi-unit construction, New Brunswick's year-to-date housing starts were up by 25.4% in 2022 compared to 2021 to a total of 3,424 units, the highest level reported for the first three quarters of the year since 1983.
- Provincial retail sales grew by 7.7% on a year-to-date basis. Excluding sales from gasoline stations, retail sales were up by a more modest rate of 4.2%.
- Exports and manufacturing sales were up 36.1% and 35.5% respectively from January to August 2022 compared to the previous year, as increases in commodity prices and consumer demand continued to push sales volumes up.
- On a year-to-date basis, the Consumer Price Index (CPI) increased by 7.4% in 2022 compared to the same period the previous year, the third-highest growth rate among the provinces. Price growth was recorded in all major components, led by transportation (+14.7%), food (+9.0%), and shelter (+6.6%).

TABLE 7
NEW BRUNSWICK ECONOMIC INDICATORS
(as of 28-Oct-2022)

	Year-to-date			Reference period
Indicators	**2021**	**2022**	**% Change**	**from January to:**
Labour force (x 1,000)	397.5	397.4	0.0%	September
Employment (x 1,000)	359.8	367.7	2.2%	September
Unemployment (x 1,000)	37.6	29.6	-21.3%	September
Participation rate (%)	61.2	60.1	...	September
Employment rate (%)	55.4	55.6	...	September
Unemployment rate (%)	9.5	7.4	...	September
Average weekly earnings ($)	1,004.11	1,062.30	5.8%	August
Retail trade ($M)	9,861.2	10,620.7	7.7%	August
Consumer Price Index (2002=100)	140.9	151.3	7.4%	September
Housing starts (units)	2,730	3,424	25.4%	September
Investment in residential building construction ($M)	1,501.2	1,685.1	12.3%	August
Investment in non-residential building construction ($M)	421.9	409.8	-2.9%	August
Manufacturing sales ($M)	14,023.3	19,003.7	35.5%	August
International exports ($M)	10,012.4	13,622.7	36.1%	August

... Not applicable
Source: Statistics Canada